UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

SOUTHWALL TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

BACKBONE ACQUISITION SUB, INC.

A Wholly-Owned Subsidiary of

SOLUTIA INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

844909200

(CUSIP Number of Class of Securities)

Paul J. Berra, III

Senior Vice President, Legal and Governmental Affairs

and General Counsel

Solutia Inc.

575 Maryville Centre Drive

P.O. Box 66760

St. Louis, Missouri 63166-6760

(314) 674-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Sorabella, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$113,530,747	$13,011

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 7,462,688 shares of common stock, par value $0.001 per share, at $13.60 per share (which number includes 1,650,850 shares of common stock issuable pursuant to the conversion of preferred stock, par value $0.001 per share). The transaction value also includes the aggregate offer price for 1,489,875 shares issuable pursuant to outstanding options with an exercise price less than $13.60 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $13.60 minus the weighted average exercise price of such options.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,011	Filing Party:	Solutia Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Backbone Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solutia Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (the “Company”), at a price of $13.60 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

All the information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and 11.

Item 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(1) In Section 7 of the Offer to Purchase entitled “Certain Information Concerning the Company,” the second paragraph on page 22 is hereby deleted in its entirety and replaced with the following:

“Although neither Parent nor Purchaser has any knowledge that such information is untrue, neither Parent nor Purchaser has independently verified the accuracy or completeness of the information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or any failure by the Company to disclose any events which may have occurred or may affect the significance of any such information but which are unknown to Parent or Purchaser.”

(2) In Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” the last paragraph on page 24 is hereby deleted in its entirety and replaced with the following:

“None of Parent, Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

(3) In Section 11 of the Offer to Purchase entitled “The Merger Agreement,” the first paragraph of the sub-section captioned “Representations and Warranties” on page 37 is hereby deleted in its entirety and replaced with the following:

“The Merger Agreement contains representations and warranties made as of specific dates by the Company to Parent and Purchaser and by Parent and Purchaser to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer or the Merger if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and may be subject to important qualifications and limitations agreed to by the parties thereto.”

(4) In Section 11 of the Offer to Purchase entitled “The Merger Agreement,” sub-section (i)(a) of the third bullet point contained in the second paragraph of the sub-section captioned “Effect of Termination” on page 48 is hereby deleted in its entirety and replaced with the following:

“by either Parent or the Company due to the Offer not having been consummated by the End Date (taking into account the automatic extension thereof discussed above) or due to the Offer having expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination the only condition that has not been satisfied is the Minimum Condition or”

(5) In Section 15 of the Offer to Purchase entitled “Conditions of the Offer,” the first full bullet point on page 55 is hereby deleted in its entirety and replaced with the following:

•

“the Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred which gives Parent the right to terminate the Merger Agreement (as set forth and described in the sub-section captioned “Termination of the Merger Agreement” in Section 11—“The Merger Agreement” on pages 46 - 48 of this Offer to Purchase).”

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

(1) In Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” the first sentence of the first paragraph of the sub-section captioned “General” on page 55 is hereby deleted in its entirety and replaced with the following:

“Except as described in this Section 16, Purchaser is not aware of any pending legal proceedings relating to the Offer.”

(2) Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of the sub-section captioned “General” and immediately prior to the sub-section captioned “State Takeover Statutes” on page 55:

Litigation. On October 31, 2011 and November 1, 2011, three purported class action lawsuits were filed on behalf of the Company’s stockholders related to the sale of the Company to Parent and Purchaser. The suits name as defendants some combination of the Company and members of the Company Board (collectively, the “Company Defendants”), Parent and Purchaser (collectively, the “Parent Defendants”), Dolphin and certain stockholders affiliated with the Needham Funds (collectively, the “Stockholder Defendants”).

Two complaints were filed in the Santa Clara Superior Court of California on October 31, 2011: Geometric Trading Company v. Capovilla et al. (Case No. 111CV212244); and Beckett v. Capovilla et al. (Case No. 111CV212260). One complaint was filed in the Court of Chancery in the State of Delaware on November 1, 2011: Parcell v. Southwall Technologies, Inc. et al. (C.A. No. 7003-VCL).

The complaints generally allege that (i) the Company Defendants breached their fiduciary duties of care, loyalty and good faith by facilitating the sale of the Company to Parent and Purchaser through an unfair process at an unfair price; (ii) the Company Defendants breached their fiduciary duty of disclosure by omitting or misstating material information regarding the sale; (iii) the Offer and the Merger unfairly benefit certain members of the Company Board, to the disadvantage of Company stockholders; (iv) the Stockholder Defendants breached their fiduciary duties to minority stockholders by facilitating the sale of the Company to Parent and Purchaser; and (v) the Stockholder Defendants and Parent Defendants aided and abetted the Company Defendants’ alleged breaches of fiduciary duties.

The complaints seek, among other relief, to enjoin the Offer and the Merger, a declaration that the Company Defendants have breached their fiduciary duties to stockholders or aided and abetted those breaches, compensatory damages, or rescission of the Offer and the Merger in the event such transactions have been completed and an award of costs, including reasonable attorneys’ and expert fees.

On November 1, 2011, plaintiff Parcell filed a motion to expedite the proceedings in Delaware, seeking to expedite discovery and schedule a preliminary injunction hearing. The Delaware Court of Chancery denied the motion on November 8, 2011.

On November 3, 2011, plaintiff Geometric Trading Company filed an application for a temporary restraining order and expedited discovery in the Santa Clara Superior Court of California. A hearing on the application has been set for November 21, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2011

BACKBONE ACQUISITION SUB, INC.

By:	/s/ D. John Srivisal
	Name:	D. John Srivisal
	Title:	Vice President

SOLUTIA INC.

By:	/s/ Paul J. Berra, III
	Name:	Paul J. Berra, III
	Title:	Senior Vice President, Legal and
Governmental Affairs and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 25, 2011.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on October 25, 2011.*

(a)(5)(A)	Joint Press Release issued by Solutia Inc. and Southwall Technologies Inc. on October 7, 2011 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(a)(5)(B)	Press Release issued by Solutia Inc. on October 25, 2011.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc. and Southwall Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(2)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain funds affiliated with Needham Funds (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(3)	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).*

(d)(4)	Disclosure Agreement, dated as of November 18, 2010, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(5)	Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(6)	Amendment, dated August 16, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(7)	Amendment, dated September 20, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(8)	Amendment, dated September 29, 2011, to the Letter Agreement, dated June 26, 2011, by and between Solutia Inc. and Southwall Technologies Inc.*

(d)(9)	Distribution Agreement, dated January 1, 2002, by and between Globamatrix Holdings Pte. Ltd., a subsidiary of Solutia Inc., and Southwall Technologies Inc. (incorporated by reference to Exhibit 10.116 to the Form 10-Q filed by Southwall Technologies Inc. with the Securities and Exchange Commission on May 17, 2002).*

(g)	None.

(h)	None.

*	Previously filed.